                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818


                       POPULAR MORTGAGE, INC. 1165(e) PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)





                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998

                                                                                                       PAGE

Financial Statements:

Report of Independent Accountants ................................................................        1

Statements of Net Assets Available for Benefits as of
 December 31, 1999 and 1998.......................................................................        2

Statement of Changes in Net Assets Available for
 Benefits for the year ended December 31, 1999....................................................        3

Notes to Financial Statements ....................................................................      4-8

Supplemental Schedule:*

Exhibit I - Schedule of Assets Held
 for Investment Purposes as of December 31, 1999 ................................................         9

Signature........................................................................................        10

Consent of Independent Accountants..............................................................         11



         * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LOGO]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      PO BOX 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754 9090


                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Popular Mortgage, Inc. 1165(e) Plan
(formerly Puerto Rico Home Mortgage 1165(e) Plan)


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Popular Mortgage, Inc. 1165(e) Plan (the "Plan") (formerly Puerto Rico Home Mortgage 1165(e) Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP


June 5, 2000

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1644753 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

                                                     1999                1998

                                     ASSETS

Investments, at fair value                        $4,832,227          $4,976,758
                                                  ----------          ----------
Receivables:
  Contribution receivable                                 --              13,065
  Profit sharing receivable                          192,530             126,632
  Dividend and interest receivable                   245,693             134,296
                                                  ----------          ----------

                                                     438,223             273,993
                                                  ----------          ----------

Cash and cash equivalents                             15,552             330,794
                                                  ----------          ----------

       Total assets                                5,286,002           5,581,545
                                                  ----------          ----------

                                  LIABILITIES

Investments purchased payable                     $    7,115          $       --
                                                  ----------          ----------

       Total liabilities                               7,115
                                                  ----------          ----------

       Net assets available for benefits          $5,278,887          $5,581,545
                                                  ==========          ==========



   The accompanying notes are an integral part of these financial statements.

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999




Additions (deductions) to net assets:
    Investment loss:
      Net depreciation in fair value of investments          $  (620,533)
      Interest                                                    21,522
      Dividends                                                  327,949
                                                             -----------

      Total investment loss                                     (271,062)
                                                             -----------

    Contributions:
      Employer                                                   276,048
      Participants                                               224,141
      Rollovers from other qualified plans                         4,542
                                                             -----------

      Total contributions                                        504,731
                                                             -----------

      Total additions                                            233,669
                                                             -----------

    Deductions from net assets -
      Benefits paid to participants                              536,327
                                                             -----------

Net decrease                                                    (302,658)

Net assets available for benefits:
  Beginning of year                                            5,581,545
                                                             -----------

  End of year                                                $ 5,278,887
                                                             ===========

   The accompanying notes are an integral part of these financial statements.

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

1.       DESCRIPTION OF PLAN

         Effective January 28, 1999 the Puerto Rico Home Mortgage 1165(e) Plan changed its name to Popular Mortgage, Inc. 1165(e) Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan, which became effective on April 1, 1995. The Plan covers substantially all employees of Popular Mortgage, Inc. (the "Company" or "Popular Mortgage") (a subsidiary of Popular, Inc.), who have one year of service (work at least 1,000 hours), are age eighteen or older, and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions, through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         During 1998, the employees of the Mortgage Division of Banco Popular de Puerto Rico were transferred to Popular Mortgage. The assets related to those employees were rolled over from the Banco Popular de Puerto Rico Profit Sharing Plan and the Banco Popular de Puerto Rico Employees' Stock Plan (Puerto Rico) to the Plan. The total rollover amount was approximately $3,486,000.

         Contributions

         Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their monthly compensation before overtime, Christmas bonus and car allowance. At no time may participant contributions exceed the lesser of 10% of the participant's compensation, as defined, or $8,000. With the approval of the Plan Administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company matches participant's savings contributions at the rate of 50 cents for each dollar saved, on the first 6% of the participant's compensation. Additionally, the Company may make contributions out of its net profits in such amounts as the Company may determine, if any.

         Participant Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts with at least five periods of consecutive breaks in service. For purpose of the above, a break in service with respect to an employee, means an eligibility computation period (one year) during which such employee does not complete more than 500 hours of services. During the break in service period, if the terminated participant is re-employed by the Company, the current value of such forfeited amounts shall be restored to the participant's account. As of December 31, 1999, no forfeitures have occurred since the Plan is less than five years old. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         particular account of each participant. The net change in value of the Plan is posted to the participants accounts on a monthly basis.

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following schedule:

                      YEARS OF SERVICE              VESTING %

                        Less than 2                     0
                        At least 2                     25
                        At least 3                     50
                        At least 4                     75
                        At least 5                    100

         Investment Options

         Upon enrollment in the Plan, participants may elect to have their contributions invested in one or more of the following investment funds:

                          FUND                                                DESCRIPTION

         Vanguard Fixed Short-Term Federal Fund       A fund that seeks to provide investors with a high level of income consistent with the maintenance of principal and
                                                      liquidity. The Fund invests in short-term Federal Government bonds, usually with maturities of one to four years.

         Strong Government Securities Fund            An open-end fund that seeks a high level of current
                                                      income. The Fund achieves its objective by investing
                                                      in a diversified portfolio of securities issued or
                                                      guaranteed by the U.S. Government.

         Vanguard Wellesley Income Fund               An open-end income fund. The investment objective of
                                                      the fund is to provide as much current income as is
                                                      consistent with reasonable risk. The fund also offers
                                                      the potential for moderate growth of capital. The
                                                      fund invests primarily in U.S. Government and
                                                      corporate fixed-income securities of investment-grade
                                                      quality and dividend-paying common stocks.

         Fidelity Equity Income II Fund               An open-end fund that seeks reasonable income with
                                                      secondary emphasis on capital appreciation. The fund
                                                      invests at least 65% of its assets in income-producing
                                                      equity securities.

         Mutual Beacon Fund                           A fund that seeks capital appreciation. The Fund
                                                      invests in securities that are available at prices
                                                      below their intrinsic value according to factors such
                                                      as price-book ratios, price/earnings ratios and cash
                                                      flow. The Fund invests up to 50% of its assets in
                                                      securities of companies involved in mergers,
                                                      consolidations, liquidations, and reorganizations. It
                                                      is an open-end fund.

         Popular, Inc. Common Stock                   Investment in Popular, Inc.'s common stock. Popular,
                                                      Inc. is the Company's ultimate parent.

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Payments of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions and vested employer matching contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or installment payments. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         Effective on June 1, 1997, an amendment was made to the Puerto Rico Internal Revenue Code Section 1165 (b) which requires that a 20% tax be withheld from termination payments in excess of after-tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Company contributions are held and managed by a trustee appointed by the Board of Directors of the Company, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. stock. All expenses of the Plan are borne by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The financial statements of the Plan are prepared on the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent their net asset value at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Purchases and sales of securities are recorded on the trade-date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Company matching contributions are recorded in the year in which the Company makes the payroll deductions from the participants earnings.

         Transfer of Assets to Other Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:

                                                                            DECEMBER 31,
                                                              1999                                 1998
                                                      # OF                                 # OF
                                                     SHARES           VALUE               SHARES           VALUE

         Mutual Funds
            Fidelity Equity Income II              47,139.380      $1,290,205           41,135.96       $1,233,256
            Mutual Beacon                          57,278.681      $  792,737           50,159.29       $  658,090
         Common stock - Popular, Inc.              89,752.567      $2,507,416           79,763.32       $2,711,953

         During 1999, the Plan's investments (including gains and losses on investments bought and sold) depreciated in value as follows:


                  Mutual funds                                                 $  (117,222)
                  Common stock                                                    (503,311)
                                                                               -----------

                                                                               $  (620,533)
                                                                               ===========

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.       TAX STATUS

         The Puerto Rico Department of Treasury has determined and informed the Company that the Master Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and, therefore, the Plan is exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Board of Directors of the Company approved a profit sharing contribution of $192,530 and $126,632 based on 1999 and 1998 profits, respectively. These amounts are recorded in the accompanying financial statements as a receivable as of December 31, 1999 and 1998, respectively. The amounts were subsequently collected during February 2000 and June 1999, respectively.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                                                                                     1999                 1998

         Net assets available for benefits:
             Assets available for benefits per the
              financial statements                                               $ 5,278,887           $ 5,581,545
             Amounts allocated to withdrawing participants                                --              (470,924)
                                                                                 -----------           -----------

         Net assets available for benefits per the Form 5500                     $ 5,278,887           $ 5,110,621
                                                                                 ===========           ===========
         Benefits paid to participants:
             Benefits paid to participants per the financial statements          $   536,327           $   322,779
             Amounts allocated to withdrawing participants
              at December 31, 1998                                                  (470,924)              470,924
             Amounts allocated to withdrawing participants
              at December 31, 1997                                                        --                (6,185)
                                                                                 -----------           -----------

         Benefits paid to participants per the Form 5500                         $    65,403           $   787,518
                                                                                 ===========           ===========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date, whereas for financial statement purposes these amounts are not recognized until disbursed.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I

POPULAR MORTGAGE, INC. 1165(E) PLAN
(FORMERLY PUERTO RICO HOME MORTGAGE 1165(E) PLAN)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FORM 5500, ITEM 27 (A) DECEMBER 31, 1999

                                                         DESCRIPTION OF                    CURRENT
          IDENTITY OF ISSUE                                INVESTMENT                       VALUE

Vanguard Fixed Short-Term Federal Fund          Mutual Fund - 6,395.733 units             $   63,318

Strong Government Securities Fund               Mutual Fund - 5,904.228 units                 59,515

Vanguard Wellesley Income Fund                  Mutual Fund - 6,314.9 units                  119,036

Fidelity Equity Income II Fund                  Mutual Fund - 47,139.38 units              1,290,205

Mutual Beacon Fund                              Mutual Fund - 57,278.681 units               792,737

Popular, Inc.*                                  Common stock - 89,752.567 shares           2,507,416
                                                                                          ----------

                                                                                          $4,832,227
                                                                                          ==========

* Party in-interest

                                    SIGNATURE



           Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          POPULAR MORTGAGE, INC. 1165(e) PLAN
                                                     (Name of Plan)



                                      By:     /s/ Maria Isabel Burckhart
                                              ----------------------------------
                                                  Maria Isabel Burckhart
                                                  Authorized Representative



                                      By:     /s/ Jorge A. Junquera
                                              ----------------------------------
                                                  Jorge A. Junquera
                                                  Authorized Representative
                                                  in the United States



Date: June 27, 2000

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